Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(In millions)

	Three months ended December 31,				Nine months ended December 31,
	2013		2012		2013		2012
Earnings
Consolidated income before provision for income taxes	$352		$398		$1,034		$1,291
Fixed Charges	154		195		489		623

Earnings	$506		$593		$1,523		$1,914

Fixed Charges
Interest expense	$153		$194		$486		$620
Interest portion of rental expense (1)	1		1		3		3

Total fixed charges	$154		$195		$489		$623

Ratio of earnings to fixed charges	3.29	x	3.04	x	3.11	x	3.07	x

(1)	One third of all rental expense is deemed to be interest.